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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 6)*

                               CECO FILTERS, INC.
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                                (Name of Issuer)

                                     Common
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                         (Title of Class of Securities)

                                   150034 10-6
                    ----------------------------------------
                                 (CUSIP Number)
                                 Steven I. Taub
                              1325 Centennial Road
                          Narberth, Pennsylvania 19072
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   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                 August 13, 1997
          ------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The Remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                                         PAGE  2   OF   4  PAGES

                                  SCHEDULE 13D
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CUSIP NO. 150034 10-6
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1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

                  Steven I. Taub  SS# ###-##-####
----------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
         (a) [ ] (b) [ ]
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3.       SEC USE ONLY:
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4.       SOURCE OF FUNDS  (SEE INSTRUCTIONS):

                  OO
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5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)

         [ ]
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6.       CITIZENSHIP OR PLACE OF ORGANIZATION:

                  U.S.A.
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 NUMBER OF                          7.      SOLE VOTING POWER
  SHARES
BENEFICIALLY                                         295,000
 OWNED BY                           --------------------------------------------
   EACH                             8.      SHARED VOTING POWER
 REPORTING
PERSON WITH                                          None
                                    --------------------------------------------
                                    9.      SOLE DISPOSITIVE POWER

                                                     295,000
                                    --------------------------------------------
                                    10.     SHARED DISPOSITIVE POWER

                                                     None
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11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

                  295,000
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12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         (SEE INSTRUCTIONS):

                  [ ]
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13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  4.11%
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14.      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

                  IN
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                                                           PAGE  3  OF  4  PAGES


                                  SCHEDULE 13-D
                                 AMENDMENT NO. 6
                               CECO FILTERS, INC.
                                 STEVEN I. TAUB

CUSIP NO.  150034 10-6

         Amendment No. 6 to a Schedule 13-D, which is being filed to report a disposition of securities of the issuer pursuant to an event dated August 13, 1997.

Items 3 - 5 inclusive for the reporting person, Steven I. Taub:


Item 3.                    Source and Amount of Funds or Other Consideration:

                           The reporting person disposed of 1,165,000 shares of common stock of the issuer in an exchange transaction in which the reporting person received 582,500 shares of common stock of CECO Environmental Corp. ("CECO En") The exchange ratio for the transaction was two shares of common stock of the issuer for one share of common stock of CECO En.


Item 4.                    Purpose of Transaction

                           The reporting person disposed of 1,165,000 shares of common stock of the issuer pursuant to a reorganization transaction, as a result of which CECO En acquired over 80% of the issued and outstanding shares of common stock of the issuer. CECO En was the holder of a majority of the issued and outstanding shares of common stock of the issuer immediately prior to the transaction being reported herein.

                           The reporting person does not have any plans or proposals which relate to or would result in any of the following:

                  (a) The acquisition of additional securities of the issuer, or the disposition of securities of the issuer, other than the anticipated cancellation by the issuer of all of the reporting person's exercisable (295,000) and non-exercisable (30,000) options to acquire shares of common stock of the Company;

                  (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

                  (c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

                  (d) Any material change in the present capitalization or dividend policy of the issuer;

                  (e) Any other material change in the issuer's business or corporate structure;

                  (f) Changes in the issuer's charter, by-laws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;


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                  (g)      A class of securities of the issuer being delisted
                           from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

                  (h) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to
                           Section 12(g)(4) of the Securities Exchange Act of 1934.

Item 5.                    Interest in Securities of the Issuer:

                           (a) The reporting person owns, directly and beneficially, 295,000 currently exercisable options, to acquire shares of common stock of the issuer. Based on the last Form 10-QSB filed by the issuer, and adding the 295,000 currently exercisable options to acquire shares of common stock of the issuer owned by the reporting person, the issuer would have 7,162,667 shares of common stock issued and outstanding. Accordingly, the reporting person is deemed to own 4.11% of the issued and outstanding shares of common stock of the issuer.

                           (b) The reporting person has sole power to vote and sole power to dispose of the 295,000 currently exercisable options to acquire shares of common stock of the issuer.

                           (c) Other than the disposition 1,165,000 shares of common stock of the issuer being reported herein, there have been no transactions effected in the common stock of the issuer by the reporting person in the past sixty days.

                           (d) No persons other than the reporting person are known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 295,000 currently exercisable options to acquire shares of common stock of the issuer owned by the reporting person.

                           (e) The reporting person ceased to be the beneficial owner of five percent (5%) or more of the common stock of the issuer on August 13, 1997.



                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

    10/15/97                                /S/ Steven I. Taub
______________________                      ____________________________________
      Date                                  Signature

                                            Steven I. Taub, President
                                            ____________________________________
                                            Name and Title